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                                                                      EXHIBIT 19


     RESOLVED, that the Board of Directors does hereby designate a committee to consider and evaluate the fairness of (i) a proposal anticipated to be received from Sears, pursuant to which Sears would acquire all outstanding shares of common stock of the Company that Sears does not currently own, and (ii) any third-party bids; to negotiate any proposal received from Sears or any third-party bidder with a view towards obtaining the best available transaction for minority stockholders; to evaluate and negotiate, if appropriate, arrangements related to the foregoing (including transitional arrangements); to take any other necessary or appropriate action, including "shop the Company"; and to recommend to this Board of Directors a response to any final proposal or bid; which committee is designated the "Special Committee," the members of which are Messrs. Turner, Keane and Rivelli.